BMO CAPITAL MARKETS CORP.

3 Times Square

New York, New York 10036

March 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:	G&P Acquisition Corp.

Withdrawal of Acceleration Request for Registration Statement on Form S-1

File No. 333-253089

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 3, 2021, in which we, as representative of the several underwriters of G&P Acquisition Corp.’s (the “Company”) proposed initial public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for March 4, 2021, at 4:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

BMO CAPITAL MARKETS CORP., as representative of the Underwriters

By:	/s/ Eric Benedict
	Name:	Eric Benedict
	Title:	Managing Director

[Signature Page to Withdrawal of Acceleration Request]